EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
AUGUST 12, 2004

LJ INTERNATIONAL REPORTS 40% RISE IN REVENUE,
DOUBLING OF EPS
Second Quarter Results Exceed Guidance, Reflect Continuous Strong Growth

HONG KONG and LOS ANGELES, CA — August 12, 2004 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today reported financial results for the second quarter ended June 30, 2004. Highlights include:

•	Second quarter revenue rose 40% year-over-year, continuing trend of accelerating sales.
•	Net income was $470,000, compared to $161,000 in the second quarter of 2003.
•	EPS rose 105% from a year earlier, to $0.04.
•	Revenue was well above earlier guidance range of $13.5 million to $14.0 million. EPS exceeded guidance of $0.01-$0.02.
•	Second quarter results show impact of new product lines and customers.

Paced by rising consumer demand in established markets and the launching of new products and adding of new blue chip customers, sales of LJI products reached $16.3 million in the second quarter of 2004, a gain of 40% from the $11.6 million recorded in the second quarter of 2003. This was the fifth straight quarter in which the year-over-year revenue increase topped 20%. Sales have accelerated from the first quarter of 2004, in which the year-over-year gain was 30%.

Net income for the second quarter of 2004 was $470,000, or 3.95 cents per fully diluted share, up 105% on an earnings-per-share basis from $161,000, or 1.90 cents per fully diluted share, in the second quarter of 2003. LJI has now been profitable for eight consecutive quarters. For the six months of

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2004, revenues rose 35.2%, to $30.8 million from $22.8 million a year ago. EPS was up 20.4%, to 7.48 cents from 6.20 cents a share. Net income rose to $891,000 from $519,000 in the first six months of 2003.

The Company noted that its revenue was well above guidance last updated in June 2004 (when LJI projected sales of up to $14 million for the second quarter). It attributed this performance to better than-expected reception of our new designs and expanded product lines as well as continued strong demand from new and existing customers in North America, Europe, Australia and East Asia outside China.

Chairman Cites Strong Demand

“As in other recent quarters, we are pleased to see how the Company is exceeding its own internal sales targets,” said LJI Chairman and CEO Yu Chuan Yih. “In this case, both revenue and EPS came in well over our earlier projections, reflecting strong demand for new products in established markets such as North America, Japan and Australia.

Mr. Yih continued, “The main revenue driver for this quarter was healthy economic growth. Continued strong demand for our products combined with a much better than expected demand for our new designs and product lines helped us beat our earlier guidance for the quarter. We will also start to see the impact of our new retail channels in China soon. These include our first retail store in Hong Kong, which opened in March of 2004, and our marketing initiatives through major retailers such as Carrefour, which operates 35 “hypermarkets” in China, and the chains operated by China Commerce Group. These retail operations, carried out by our new China Division, will be making a significant contribution to our revenues as new stores open in coming years.”

Company Provides Third Quarter Guidance

For the third quarter of 2004, LJI said it expected sales to range from $16.9 - $17.2 million. It indicated that revenues will be on track to reach its 2004 full-year target of approximately $68 -$70 million, representing an approximate 17.0% — 20.3% gain over the $58.2 million reported for all of 2003.

EPS for the third quarter is now projected to range from 6.5 cents to 6.8 cents per fully diluted share. For all of 2004, the Company projects EPS of 22 cents.

Recent News Points to Sales Growth Ahead

During the second quarter, LJI reported that initial results from its first China retail showroom, in the Hung Hom jewelry district of Hong Kong, were exceeding internal expectations and running at

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about $50,000 a month during its first two months of operation. The Company later said it plans to have at least five retail stores open in China by the end of 2004, with 30 in operation by the end of next year. By the end of 2008, it aims to have 120 stores in China, with total sales of nearly $40 million. According to previously announced sales projections, it projects overall revenue to grow to $185 million in 2008.

LJI also has reported significant news affecting revenue since the end of the second quarter. In July, it announced that it had successfully introduced its products at more than 2,000 stores of a major U.S. retail chain after previously been test-marketing its jewelry in no more than 50 stores. In the same month, it also reported that it had exceeded its prior-year performance at the June JCK Show in Las Vegas. It said it expects orders booked at the 2004 show to total between $16.5 million and $17.25 million, 10%-15% above the $15 million it booked in 2003.

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the NASDAQ National Market under the symbol JADE.

For more information on LJI, go to its Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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